Jon C. Avina

T: +1 650 843 5307

javina@cooley.com

July 29, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn:	John Spitz

Michael Henderson

Aisha Adegbuyi

James Lopez

Re:	Ethos Technologies Inc.

Draft Registration Statement on Form S-1 Submitted June 12, 2025

CIK No. 0001788451

Ladies and Gentlemen:

On behalf of Ethos Technologies, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated July 10, 2025 with respect to the Company’s draft registration statement on Form S-1, confidentially submitted on June 12, 2025. The Company is concurrently and confidentially submitting a revised draft registration statement on Form S-1, which incorporates changes in response to the Comments and certain other changes (the “Amended Draft Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement, as submitted on the date hereof.

Draft Registration Statement on Form S-1 Submitted June 12, 2025

Our Platform, page 2

1. We note the statement on page 4 that your platform combines your DTC channel “and third-party distribution channels on a single digital platform.” Please revise here and where appropriate to quantify the approximate percentage of Activated Policies and Consumers that come through the DTC channel versus the third-party distribution channels on your platform. Clarify the key distinguishing feature(s) between them.

U.S. Securities and Exchange Commission

July 29, 2025

For example, are DTC channel Activated Policies and Consumers distinguished because they come directly through your website without any agent or agency involvement?

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it primarily evaluates and manages its performance and business strategy using total activated policies, total revenue, and revenue by its DTC channel and third-party channel.

The Company’s overall growth and business strategy depend on the Company’s ability to cost-effectively activate more policies by enhancing the consumer experience on the Company’s platform and increasing the breadth and improving the competitiveness of the Company’s product portfolio.

The Company’s revenue is impacted by a number of interrelated factors, such as policy coverage amounts, policy duration, premium amounts, commission rates, and persistency estimates. The net impact of these factors in any period is primarily driven by channel and product mix. The Company uses its two distribution channels as levers to optimize for growth. Consumer demand and cost structures for each channel are impacted by various factors, including product mix, and the Company evaluates the channels and their economic profiles holistically when implementing this channel strategy. While product mix impacts the Company’s revenue because the Company’s product offerings have different commission profiles, the Company’s strategy is to expand its overall product portfolio to engage with more consumers on its platform rather than optimize for any particular product offering. In addition, the majority of the Company’s product portfolio may be sold through either channel. Because the Company manages its channel mix cohesively and dynamically to optimize for overall demand on its platform, the Company may determine to adjust its spend by channel across periods or otherwise modify its operational and commercial strategies. These optimization efforts may result in fluctuations in product mix by channel over time. As a result, the Company believes that revenue by channel illustrates relevant trends in the success of the Company’s strategy, including its optimization of its distribution channels as key levers for growth and the related impacts from the interrelated factors resulting from changes in channel and product mix. For these reasons, the Company has revised the disclosure on pages 82 and 93 in its Amended Draft Registration Statement where appropriate to disaggregate revenue by its DTC channel and third-party channel to enhance investors’ understanding of the Company’s business and financial performance.

The Company also considers trends in total activated policies to evaluate the overall growth in its business and success of its business strategy. However, the Company believes the number of activated policies by channel or by other measures, such as by product type (and as a result, ARPU by such measures), fluctuates for reasons that may not necessarily be indicative of trends in the Company’s overall growth and business outlook, including trends in the interrelated factors described above, in contrast to revenue. Relatedly, when taken together, these measures may result in inaccurate or incomplete conclusions regarding broader trends in the Company’s growth and performance that would not occur when evaluating total activated policies and revenue measures. Changes in the number of activated policies by channel and product type, and underlying changes in ARPU, may appear to be due to strategic shifts in product or channel mix but instead are due to unrelated factors such as agency- or carrier-specific priorities and dynamics, seasonality, or macroeconomic shifts, ultimately providing information that is not relevant or meaningful to the success of the Company’s growth and business strategy described above and in the Amended Draft Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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U.S. Securities and Exchange Commission

July 29, 2025

Finally, the Company submits that it does not focus on the number of consumers generally or by channel as a measure of the Company’s business and financial performance. The total number of consumers, meaning individuals with one or more activated policies, does not provide material insight into the Company’s business, growth, or financial results, on an absolute basis or broken down by channel. The Company’s revenue is recognized at the time of policy activation based on expected lifetime commissions, as described further in the Company’s response to Comment #9 below. As a result, and for similar reasons described in the Company’s response to Comment #9 below with respect to active policies, the Company’s business, growth, and financial performance are not materially impacted by whether a consumer remains a policyholder for the long term, whether a new policy is activated by an existing consumer or a new consumer, or by the number of consumers at any given time. As such, the Company does not believe that disclosure of consumer count, by channel or otherwise, would provide material information to investors.

The Company also respectfully advises the Staff that the chart titled “Illustrative Activated Policy Funds Flow” on page 79 as well as the section titled “Business–Our Go-to-Market Strategy” on pages 116 and 117 of the Amended Draft Registration Statement set forth the key distinguishing features between the Company’s two distribution channels. The Company has also revised the disclosure on page 78 of the Amended Draft Registration Statement to provide further details regarding these key distinguishing features.

Our Opportunity

Ethos Addresses a Large and Growing Market Opportunity, page 8

2. Please provide a reasonable basis for the following statements:

•	Your technology platform enables you to scale “more rapidly and more profitably” than traditional carriers, on page 2;

•

Modern third-party provided systems “lack the sophistication” of your natively built platform and instead typically store data in “inaccessible, poorly structured formats, complicating integration and analysis,” on page 8; and

•	Ethos “holds a powerful early mover advantage as one of the only scaled technology platforms in the life insurance industry,” on page 110.

Response:

Your technology platform enables you to scale “more rapidly and more profitably” than traditional carriers, on page 2;

The Company respectfully advises the Staff that it has revised the disclosure on pages 9 and 112 of the Amended Draft Registration to state that our technology platform enables us to scale “more rapidly and more efficiently” than traditional carriers, which the Company believes it has reasonable basis to state based on operational and structural differences between its model and those of traditional insurance carriers. As disclosed on pages 8 and 111 of the Amended Draft Registration Statement, traditional carriers face operational friction due to reliance on legacy systems, manual processes, regulatory complexity and capital constraints. The Company’s fully digital platform enables it to avoid the structural and operational constraints faced by traditional carriers, including traditional field distribution, manual underwriting and policy administration, significant physical office presence and in-house agent teams. The Company’s platform allows it to launch products quickly, enhance product design, and leverage real-time data to optimize underwriting processes, resulting in greater scalability and efficiency. Further, as described on pages 3 and 105 of the Draft Registration Statement, the Company’s business model is capital and asset light, which enhances the scalability of its platform.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

July 29, 2025

As disclosed on pages 2, 5, 78, 105 and 108 of the Amended Draft Registration Statement, the Company’s fully digital and vertically integrated three-sided technology platform drove the Company’s growth and allowed it to build insurance products quickly, as demonstrated by the expansion of its product offerings from just one product on its platform in 2019 to ten as of December 31, 2024 and launch one of its most recent Term Life Insurance products in less than half of the industry average product development time based on average timelines cited in a 2023 Deloitte study. In addition, the Company’s technology platform has enabled its rapid growth in recent years, as demonstrated by the 77% growth in the number of activated policies on its platform in the year ended December 31, 2023 to the year ended December 31, 2024, and the 60% increase in the Company’s revenue for the year ended December 31, 2023 to the year ended December 31, 2024, as disclosed on pages 3, 82, 93, 97 and 105 of the Amended Draft Registration Statement. As disclosed on pages 2, 4, 78, 105, 106 and 108 of the Amended Draft Registration Statement, the Company’s technology platform and underwriting engine continually improve with each application processed as it scales and collects data, which further refines underwriting accuracy, pricing efficiency and its platform engagement strategy to create durable network effects and drive better unit economics for the Company.

Modern third-party provided systems “lack the sophistication” of your natively built platform and instead typically store data in “inaccessible, poorly structured formats, complicating integration and analysis,” on page 8

The Company respectfully advises the Staff that it has revised the disclosure on page 8 of the Amended Draft Registration Statement to remove such statement regarding third-party provided systems and instead has clarified that the Company’s platform is designed to address limitations commonly faced by traditional carriers and their systems, including reliance on outdated infrastructure and manual processes that hinder scalability.

Ethos holds a powerful early mover advantage as one of the only scaled technology platforms in the life insurance industry,” on page 110.

The Company respectfully advises the Staff that it has a reasonable basis for asserting that it holds a “powerful early mover advantage” based on the timing of its entry into the life insurance industry, the scale of its operations, and the breadth of its technology platform relative to other participants in the industry.

As disclosed on pages 2 and 78, the Company offered the first product on its platform in 2019 at a time when few life insurance companies had adopted fully digital, direct-to-consumer infrastructure or agent enablement tools. Since then, the Company has built a scaled, vertically integrated platform that supports a three-sided marketplace serving consumers, agents, and carriers. As disclosed on pages 2, 3, 10, 77, 82, 104, and 113, the Company activated 127,623 policies in the year ended December 31, 2024, and as of December 31, 2024, the Company had over 10,000 active selling agents and six active carriers on its platform.

While there are other technology-focused entrants in the life insurance industry, the Company believes that few, if any, have built end-to-end platforms with comparable scale, product breadth, or distribution diversity. Most such companies focus primarily on direct-to-consumer distribution and have limited multi-channel reach or platform capabilities. In contrast, the Company’s platform supports multiple distribution channels, including direct-to-consumer, third-party agencies, and embedded partnerships, and includes proprietary underwriting tools and policy administration infrastructure. Although the Company partners with third-party carriers, its integration with those carriers and its technology-first approach allows it to develop and deliver products at scale with speed and efficiency. The Company’s early entry and sustained investment in its platform have resulted in meaningful network effects that reinforce its competitive position.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

July 29, 2025

We rely on a limited number of carriers, page 27

3. We note your disclosure that three carriers accounted for 97% and 98%, of your total revenue for the years ended December 31, 2023 and 2024. Additionally, in each of the years ended December 31, 2023 and 2024, approximately 13% and 26%, respectively, of your revenue was generated through three of your most significant agency relationships. We also note references to contracts with your most significant agency relationships on page 27 and your insurance carriers on page 97. Please revise your disclosure here and in the business section beginning on page 102 to identify the carriers and agencies. Please disclose the material terms of the agreements where appropriate and file them as exhibits.

Response:

Carriers

In response to the Staff’s comment, the Company has enhanced its disclosure on pages 27 and 110 of the Amended Registration Statement to name the three carriers that collectively accounted for 97% and 98% of the Company’s total revenue for the years ended December 31, 2023 and 2024, respectively, and to provide additional information on the standard contractual terms with such carriers. These three carriers are Legal & General America, TruStage, and Ameritas (collectively, the “Three Carriers”).

The Company acknowledges the requirements of paragraph (b)(10) of Item 601 of Regulation S-K, which state that contracts made in the ordinary course of business are generally not required to be filed unless, among other categories, the registrant’s business is substantially dependent on such contracts for the sale or purchase of goods, services, or raw materials. The Company respectfully submits that its agreements with its carrier partners are not required to be filed as exhibits to the Amended Registration Statement because the Company considers these agreements to be made in the ordinary course of business and not of such nature as to make the Company substantially dependent on them, or otherwise constitute a material contract under any other category specified under paragraph (b)(10) of Item 601 of Regulation S-K. Specifically:

(i) Ordinary-course-of-business. These agreements are negotiated at arm’s length with third-party insurance carriers and reflect standard terms customarily used in the industry for distribution, platform, or servicing relationships, including customary representation and warranties, indemnity rights, confidentiality provisions, and termination provisions. They are substantially similar to those of the Company’s other carrier agreements. They are subject to the Company’s standard contracting and compliance review processes and do not contain provisions that are unusual in nature or materially different from other commercial agreements. Accordingly, these contracts represent routine commercial arrangements consistent with the Company’s normal course of operations of providing a technology platform for the buying, selling, and risk management of life insurance policies.

(ii) Lack of Substantial Dependence. The Company is not substantially dependent on any individual carrier agreement, including its agreements with the Three Carriers. The Company’s agreements with the Three Carriers either do not have a fixed term or are structured as agreements with automatic renewal provisions. Each of these agreements is terminable by either party for convenience upon advance written notice, ranging from 90 days to 18 months, which provide the Company with a reasonable opportunity to identify and transition to alternative carrier relationships, where necessary. The Company’s carrier agreements, including those with the Three Carriers, generally do not impose minimum production or policy volume requirements, and the Company is not subject to exclusivity provisions or other binding sales commitments. In addition, the Company has implemented, or may develop further, alternative arrangements for its various product types that would enable it to maintain continuity of offerings in the event its relationship with any of the Three Carriers were discontinued. The Company’s strategy is to increase engagement with and sales of policies on its platform generally, which strategy does not rely on any particular carrier or product type. In light of the foregoing, the Company does not believe it is substantially dependent on any of its agreements with a carrier, including the Three Carriers.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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U.S. Securities and Exchange Commission

July 29, 2025

Agencies

The Company acknowledges the Staff’s comment regarding the identification of its three most significant agency relationships and respectfully advises the Staff that it does not believe such disclosure is required or would be material to investors. First, the Company has experienced rapid growth in its third-party channel in recent periods. In particular, the Company’s agency composition, including the composition of its most significant agency relationships, has evolved significantly in recent periods and is expected to continue to do so as the Company’s business, including its third-party channel, continues to evolve and scale. As a result, the relative significance of individual agencies has fluctuated and is expected to continue to fluctuate over time. For example, the composition of the Company’s top three agencies has changed between the years ended December 31, 2023 and December 31, 2024. Further, under the Company’s contractual arrangements with agencies, the agencies are not contractually obligated to meet minimum production thresholds. Finally, while termination of any agency relationship would result in the loss of those affiliated agents and their selling efforts on our platform, the Company is not foreclosed from reaching consumers who would otherwise have been targeted by such agents. The Company has a range of operational and commercial levers and strategies it can deploy to drive such incremental consumer engagement on its platform through its DTC channel, independent of any particular agency relationship, such as increasing advertising spending using funds previously allocated to agent payments. In addition, the Company believes that alternative agency relationships exist within any given market, and the Company has the flexibility to utilize various commercial strategies to encourage agent engagement levels, and as such, the Company is not reliant on any single agency.

The Company also acknowledges the requirements of Item 601(b)(10) of Regulation S-K, as described in its response regarding carrier agreements above. The Company respectfully submits that its agreements with agencies are not required to be filed as exhibits to the Amended Registration Statement because the Company considers these agreements to be made in the ordinary course of business and not of such nature as to make the Company substantially dependent on them, or otherwise constitute a material contract under any other category specified under paragraph (b)(10) of Item 601 of Regulation S-K. Specifically:

(i) Ordinary Course of Business. The Company’s agreements with agencies are entered into in the ordinary course of business and generally reflect customary commercial terms for the insurance industry. The agreements are based on a standard form used across the Company’s third-party channel, are substantially similar across the Company’s agency counterparties, and are negotiated at arm’s length. These contracts allow agency-affiliated agents to access and use the Company’s platform to sell the Company’s products offered through it, but the contracts do not contain any minimum selling or engagement commitments by the applicable agency and do not contain provisions or terms that are unusual for the life insurance industry.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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U.S. Securities and Exchange Commission

July 29, 2025

(ii) Lack of Substantial Dependence. The Company is not substantially dependent on any individual agency agreement, including its three most significant agency relationships for the years presented. As described above, the composition of the Company’s top three agencies has fluctuated between the years ended December 31, 2023 and December 31, 2024, and the Company expects this to continue to vary over time as the Company continues to grow and scale its business, including its third-party channel. The agreements do not provide for longer fixed terms. The agreements generally have one-year terms and automatically renew unless either party provides notice of non-renewal at least 30 days prior to the end of the then-current term. Either party may also terminate the agreement for convenience with prior written notice, typically ranging from 30 to 90 days. The agreements do not impose any minimum production or engagement commitments. The Company’s base of agency relationships is broad and growing, with 49 contracted enterprise agencies as of December 31, 2024, increasing to 60 as of the date hereof. Agents affiliated with one agency have in the past and may in the future reassign to another agency and continue placing business with the Company. In addition, the Company has flexibility to influence agency engagement levels through adjustments to marketing allocation, compensation structures, and other commercial strategies. Finally, as noted above, the loss of any agency does not foreclose the Company from reaching consumers who would otherwise be targeted by the agents affiliated with such agency. Based on the breadth of its agency base, the at-will nature of the agreements, and its operational flexibility, the Company does not consider itself to be substantially dependent on any individual agency, including for its three most significant agency relationships.

In response to the Staff’s comment, the Company has enhanced its disclosure on pages 123-124 of the Amended Registration Statement to provide additional information regarding the standard contractual terms governing its agency relationships.

Risks Related to Our Business

Fluctuations or an overall decline in economic activity, page 37

4. Please revise Risk Factors and/or where appropriate to clarify where the insurance industry currently is in terms of its cyclical nature.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Amended Draft Registration Statement.

Our inability to retain or hire qualified employees, page 39

5. We note your disclosure here that your business operations depend on the adequacy of your plan for the succession of your senior management, including your founders, executives, and key personnel. If material, please revise to discuss the extent to which your key personnel are covered by employment or non-compete contracts.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Amended Draft Registration Statement.

Our Financial Model, page 77

6. We note your disclosure on page 78 that “[f]or policies that are sold on [y]our platform directly to consumers, [you] incur marketing as well as underwriting costs, and for policies that are sold through a third-party channel on [y]our platform, [you] incur the costs of agent payments, as well as underwriting-related costs.” Please revise this section, and where appropriate, to provide approximate quantification for each of the DTC and third-party channels.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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U.S. Securities and Exchange Commission

July 29, 2025

Response: The Company respectfully advises the Staff that the separate quantification of these costs by channel may not accurately reflect trends in the Company’s performance and business outlook, and the Company does not believe this disclosure would be material to investors. As noted in the Company’s response to Comment #1 above, the Company uses its two distribution channels as levers to optimize for growth. Consumer demand and cost structures for each channel are impacted by various factors, including product mix, agency-specific priorities and dynamics and seasonality. The Company evaluates these factors and their impact on the distribution channels and their economic profiles holistically when implementing its channel strategy. As such, trends in the cost structures by channel may be misleading by causing investors to draw incorrect conclusions regarding the Company’s performance, margins, and business outlook. Instead, the Company believes that presentation of these costs on a holistic basis better aligns with the Company’s evaluation of its business strategy and trends in the Company’s overall performance.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Agent Payments, page 79

7. Please revise your filing to clarify whether you are entitled to recover all or a portion of the total agent payment if the policy terminates after one year.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Amended Draft Registration Statement.

8. We note disclosure that you offer agents production-based incentives and rewards from time to time, which are included in sales and marketing expenses. Please quantify these incentives and rewards for each period presented, if material, along with an explanation of the incentives and rewards offered to agents during the periods presented.

Response: The Company respectfully advises the Staff that production-based incentives and rewards were not material in any period presented. These incentives totaled $0.7 million and $0.9 million for the years ended December 31, 2023 and 2024, respectively, compared to total sales and marketing expenses of $107 million and $149 million for the same periods. These expenses primarily relate to loyalty programs that reward agents for high volumes of business with strong persistency characteristics, agency incentive programs, and limited promotional campaigns recognizing top-performing agents. The Company has revised the disclosure on page 81 of the Amended Draft Registration Statement, in response to the Staff’s comment, to provide an explanation of the incentives and rewards offered to agents during the periods presented.

Key Business Metrics and Non-GAAP Financial Measures, page 80

9. We note disclosure of your total activated policies for each year. Please also revise your filing to disclose, here or where appropriate, your total number of outstanding active policies for each year presented.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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U.S. Securities and Exchange Commission

July 29, 2025

Response: The Company respectfully advises the Staff that the number of active policies over time does not provide meaningful information to investors regarding the Company’s business, growth, and financial performance. Instead, the Company believes that the total number of activated policies during given periods, and trends in activated policies over time, are the relevant indicators of the Company’s expanding scale and growth of the Company’s business.

As described on pages 78-80 of the Amended Draft Registration Statement, in contrast to traditional carriers, the Company (i) receives the majority of an activated policy’s lifetime commissions in the first year following activation and (ii) recognizes as revenue the lifetime value of commissions at policy activation, adjusted based on the applicable persistency estimate, which applies a discount to the lifetime value based on the likelihood that the particular policy will remain active through the policy’s term.

As such, the Company’s growth and financial performance is primarily dependent on growing the number of total activated policies rather than the number of active policies outstanding at any given time. For example, as disclosed on page 87 of the Amended Draft Registration Statement, the Company assesses the effectiveness of its agents by monitoring cumulative policies activated over time. In addition, as described on page 83 of the Amended Draft Registration Statement, the Company’s contribution profit and margin, both key business metrics, are primarily impacted by marketing costs, which are typically recovered quickly following policy activation. As described on page 87 of the Amended Draft Registration Statement, as of December 31, 2024, the Company’s average payback period was within two months following policy activation.

In contrast, the Company believes that the number of active policies over time, and related changes and trends, do not provide meaningful information to investors and may be misleading, given the Company’s cash flow and revenue recognition described above and in the Amended Draft Registration Statement. Changes in active policies across periods are impacted by terminations, but terminations generally have a minimal impact on revenue across periods because revenue for activated policies is recognized upfront and accounts for persistency. Further, tempered growth in active policies due to increased terminations across select periods may be interpreted as slower growth, even though the number of activated policies, and our total revenue, across such periods has increased. For example, increased activations of products with lower persistency in certain periods can result in higher rates of terminations in near-term periods, resulting in decreased active policies or lower growth in active policies across such near-term periods. Investors may incorrectly interpret such lower active policy growth to be a negative trend in our business, even though activated policies and revenues exhibit increased growth and the terminations were consistent with persistency estimates. As a result, changes in the number of active policies alone do not present meaningful information regarding the Company’s financial performance and outlook and may be misleading to investors, and instead, the Company believes trends in activated policies present more relevant and meaningful information to investors given the Company’s business model.

10. Please revise your filing to disaggregate your total activated policies for each product offering as we note “other products” generated $51 million in revenue during the fiscal year ended December 31, 2024 compared to $12 million for the fiscal year ended December 31, 2023.

Response: The Company respectfully advises the Staff that disaggregated presentation of the Company’s total activated policies by product offering may not accurately reflect trends in the health and growth of the Company’s business and would not be material to investors for the reasons set forth in the Company’s response to Comment #1 above. The Company believes that total activated policies, total revenue, and revenue by channel, as disclosed in the Amended Draft Registration Statement, are the more relevant and meaningful measures for investors and the Company’s management to evaluate the Company’s business and finance performance and outlook.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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U.S. Securities and Exchange Commission

July 29, 2025

Average Revenue Per Unit, page 81

11. We note disclosure that the majority of term life insurance sales are made directly to consumers through your website, while other products are typically sold through your third-party channel primarily through agents. Please revise your disclosure of activated policies on page 80 to separately disclose those sold directly to consumers and those sold by agents and discuss any trends in sales of activated policies through these distribution channels. Please also revise your filing to discuss the benefits of selling directly to consumers compared to using agents to sell policies.

Response: The Company respectfully advises the Staff that disaggregated presentation of the Company’s total activated policies by channel may not accurately reflect trends in the health and growth of the Company’s business and believes this disclosure would not be material to investors for the reasons set forth in the Company’s response to Comment #1 above. The Company believes that total activated policies, total revenue and revenue by channel, as disclosed in the Amended Draft Registration Statement, and related trends convey the more relevant and meaningful information for investors and the Company’s management to evaluate the Company’s business and finance performance and outlook. As set forth in the Company’s response to Comment #1 above, while the Company manages its channel mix cohesively and dynamically to optimize for the overall demand on its platform, the majority of the Company’s product portfolio may be sold through either channel. As indicated in the Company’s response to Comment #1, a presentation of ARPU by channel or by product can cause investors to focus on certain interrelated factors over others instead of evaluating them holistically, resulting in misleading trends in the Company’s performance.

The Company respectfully refers the Staff to pages 78 and 112 of the Amended Registration Statement, which describe the benefits the Company derives from selling policies directly to consumers.

Strategic Carrier Relationships, page 86

12. We note that your top three carriers by distribution are also your longest tenured carriers. You also disclose on page 27 that your top three carrier relationships represented approximately 97% and 98% of your total revenues as of December 31, 2023, and 2024, respectively. Please revise your filing to disclose the amount of revenues recognized for each period from each of these three carriers, and consider enhanced disclosures that provide information about the extent of your reliance on these major customers including, for instance, the insurance products offered, number of activated policies, etc.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 27 and 110 of the Amended Registration Statement to identify its three largest carrier partners by name. The Company respectfully advises the Staff that it does not believe disclosing the amount of revenue recognized or the number of activated policies from each individual carrier would be material to investors, and therefore has not included this information.

As described in the Amended Registration Statement, the Company facilitates the issuance of life insurance policies to consumers on its platform through multiple carrier relationships. The Company’s growth strategy depends on growing the total number of activated policies, including through increasing the number of carriers on the Company’s platform to allow the Company to offer diverse products with the most suitable

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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U.S. Securities and Exchange Commission

July 29, 2025

carrier for consumers. The Company’s business is not dependent on steering consumers to any specific carrier, and its platform is designed to match consumers with available policies that meet their needs, regardless of which carrier ultimately underwrites the policy. As disclosed on pages 10 and 114 of the Amended Registration Statement, the Company has expanded from offering one product in 2019 to ten products as of December 31, 2024, and it intends to launch two additional products by the end of the year ending December 31, 2025. This product diversification-driven approach reinforces the Company’s model of matching consumers with appropriate policies irrespective of the carrier and reflects a broader strategy that is focused on increasing product offerings available to consumers rather than any specific carrier relationship. In addition, as described in the Company’s response to Comment #3 above, the Company has expanded, and aims to continue to expand, its carrier relationships to implement alternative arrangements for its various product types to ensure the continuity of offerings on its platform and reduce reliance on any single carrier. As a result, the Company does not manage its business by carrier or carrier-level revenue, and carrier selection does not drive consumer demand or meaningfully impact consumer experience. For these reasons, the Company does not believe that trends in revenue contribution by any single carrier provides meaningful insight into the health of the Company’s business or outlook. Instead, the Company believes that identifying its top three carriers and disclosing their combined historical revenue contribution provides investors with sufficient insight into its concentration exposure.

Revenue, page 91

13. Please revise your filing to disaggregate your revenues and activated policies separately for your term life insurance and other products for each period presented along with an understanding for the reason(s) for growth during the fiscal year ended December 31, 2024 as we note other products revenues have increased 313% during this time period.

Response: The Company respectfully advises the Staff that disaggregated presentation of the Company’s total activated policies by product type may not accurately reflect trends in the health and growth of the Company’s business and believes it would not provide material information to investors for the reasons set forth in the Company’s response to Comment #1 above. The Company also respectfully advises the Staff that it has included revenue by product type in the Amended Registration Statement on page F-16 of the Amended Registration Statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Amended Registration Statement to include additional context regarding the revenue increase associated with the accelerated growth of our Whole Life Insurance and Indexed Universal Life Insurance products during the fiscal year ended December 31, 2024.

14. We also note disclosure on page 88 that in future periods following policy activation you record in-period adjustments in revenue as the applicable persistency estimates are updated. Further, we note disclosure on page F-17 of “net commission revenue adjustment from change in estimate” totaling $7.8 million and $26 million for fiscal years ended December 31, 2023 and 2024, respectively. Please revise your filing to include a discussion of the reason(s) for these revenue adjustments as your current disclosure only indicates revenues increased due to an increase in activated policies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Amended Registration Statement. The Company supplementally advises the Staff that it has revised the commissions receivable activity disclosure on page F-17 of the Amended Draft Registration Statement to include additional detail relating to adjustments to commission revenue from policies activated in current periods, which the Company believes provides more meaningful information to investors regarding the drivers of changes to the commissions receivable balance for the periods presented.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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U.S. Securities and Exchange Commission

July 29, 2025

Sales and Marketing, page 91

15. We note your sales and marketing expenses are primarily comprised of advertising expenses, agent payments, underwriting costs for non-activated policies, and overhead costs allocated on a headcount basis as disclosed on page 88. Given sales and marketing expenses represent your largest expense, please revise your filing to disaggregate your sales and marketing expenses included in your tabular presentation for each period and provide a detailed understanding of the underlying reason(s) for increases in these expenses.

Response: The Company respectfully advises the Staff that the separate quantification of sales and marketing expenses may not accurately reflect trends in the Company’s performance and business outlook and would not be meaningful to investors. First, as noted in the Company’s response to Comment #6 above, the Company evaluates and manages agent payment spend (for its third-party channel) and advertising spend (for its DTC channel) cohesively and dynamically. As a result, standalone trends in these two components of sales and marketing expense may be misleading by causing investors to draw incorrect conclusions regarding the Company’s performance, margins, and business outlook. Instead, the Company believes that period-over-period percentage changes in these two components provides investors with relevant information to evaluate the reasons underlying changes in sales and marketing expense. The Company has revised the disclosure on page 94 of the Amended Draft Registration Statement to provide such percentage changes for the periods presented.

Liquidity and Capital Resources, page 99

16. We note your disclosure on page 57 that you “have sold commissions receivable in the past as part of [y]our liquidity strategy and may engage in such arrangements in the future.” We also note your disclosure on page 98 that “[f]rom time to time, [you] enter into agreements to sell a portion of [y]our commissions receivable.” Please revise to clarify the extent to which you have plans or arrangements in place to conduct these activities in the future, and summarize the historical activities within the periods covered by the financial statements if not already disclosed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 57 and 98 of the Amended Registration Statement.

Business

Company Overview, page 102

17. Please revise this section to disclose any assigned financial strength rating, if applicable. Revise your risk factors accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not have an assigned financial strength rating because it is not an insurance carrier and, as disclosed on page 76, does not assume balance sheet risk for the policies sold on its platform or assume the insurance risk of such policies. Policies offered through the Company’s platform are issued by third-party insurance carriers, which bear the insurance obligations and may have financial strength ratings of their own. Accordingly, the Company respectfully submits that no revisions to the related risk factors are required.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

July 29, 2025

Our Business Model, page 103

18. Please revise to summarize the standard terms of your relationships with agents, agencies and carriers. In this regard, we note your disclosure on page 26 that “[u]nder certain of our carrier contracts, upon certain policy terminations, we are obligated to repay to our carriers or their affiliates all or a portion of the commissions received.” Additionally, we note your disclosure on page 35 that “[u]pon termination of a policy within certain time periods of activation, we are entitled to recoup all or a portion of agent payments.” Please provide additional details about the policy termination, recoupment and other material terms.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 80 and 123 of the Amended Registration Statement.

19. We note the reference on page 107 to consumers applying and receiving decisions “in minutes, not weeks,” unlike traditional processes, and that you do not require in- person blood tests, urine analysis or medical exams. We also note the statement on page 29 that you rely on prescription data, medical records, and other consumer information provided by unaffiliated vendors. Please revise to clarify how your underwriting and decision-making processes and business model address the apparent need for consumer medical information that other entities obtain through traditional processes. For example, it is unclear if (1) you believe third-party vendors provide you with the same level of medical information as under traditional processes, and (2) the speed of approval comes at a notable cost to accuracy of underwriting and decision-making. Please revise Risk Factors as appropriate and advise us, with a view to disclosure to the Risk Factors on pages 26-27, if making underwriting decisions in minutes, not weeks, limits the number of carriers you are able to work with.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 29 and 107 of the Amended Registration Statement. The Company respectfully advises the Staff that it believes the medical information from various alternative sources is sufficient to support accurate and efficient underwriting, even if such sources do not provide the same depth or type of information that would be available in traditional underwriting processes for life insurance products. Further, it does not believe that its automated underwriting and decision-making processes, and the speed of decision-making on the Company’s platform, impose any material limitations on the number of carriers accessible on its platform, and it has not experienced any such limitations in the past.

Distribution, page 104

20. We note the statement that your platform integrates with third-party channels such as fintech companies via application programming interfaces, or APIs, allowing these companies to quote, process, and activate policies within their own platform. We also note the statement on page 31 that agencies and agents “operate independently and are responsible for their own sales practices, data privacy and security, and marketing activities.” Please revise to explain the standard terms and arrangements with these agencies and agents, especially with respect to monitoring practices under state licensing and other regulations. As a non-exclusive example, it is unclear to what extent you are able to monitor or direct the actions of agencies and agents seeking to terminate policies issued by carriers you have relationships with and replace them with policies issued by carriers you “do not contract with, which is a practice that [you] prohibit,” as stated on page 31.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

July 29, 2025

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 123 and 124 of the Amended Registration Statement.

Our Competitive Strengths, page 110

21. We note your disclosure that you “work with multiple carriers, each uniquely suited for specific product categories and risk characteristics.” Please revise to further clarify the specific product categories, risk characteristics, the types of carriers you work with, and how you connect with them to provide context for the statements that you find the most suitable carrier.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 9 and 112 of the Amended Registration Statement.

Our Growth Strategies

Expand Our Product Portfolio, page 111

22. We note your disclosure, here and throughout your prospectus, that you intend to launch additional products on your platform. We also note your disclosure on page 57 regarding the potential need for additional financing. To the extent applicable, please revise the disclosure of your planned operations to describe each new product line you plan to add and disclose your planned timelines, if any; and further clarify the need for additional financing to accomplish the expansion.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 114 of the Amended Registration Statement to describe two additional products that it intends to launch on its platform during the year ending December 31, 2025. The Company does not require additional financing to accomplish the launch of these products. The Company respectfully advises the Staff that while it may evaluate additional opportunities as part of its ongoing product strategy, it does not currently have any other planned product launches or associated timelines to disclose.

Our Products, page 111

23. We note your tabular disclosure of insurance product offerings on page 113. Please revise your filing to expand your tabular disclosure to explain each of the five term life insurance products and two whole life insurance products offered.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 115-116 of the Amended Draft Registration Statement.

Our Employees and Culture, page 117

24. We note your discussion on page 118 about your employees and that they are located in “San Francisco and Bengaluru, India, as well as remotely across the United States and in select additional countries such as Singapore.” Please revise to disclose how many full-time employees you have and clarify by geography the nature of the operations if material to an understanding of your business and employees.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Amended Draft Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

July 29, 2025

Executive Compensation, page 129

25. Please revise your summary compensation table to include the compensation of Lingke Wang, or advise. Refer to Item 402(a)(3) of Regulation SK.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that disclosure with respect to Lingke Wang is not required in the section of the Registration Statement titled “Executive Compensation” pursuant to Item 402 of Regulation S-K. Due to the Company’s qualification as an “emerging growth company,” as defined in Rule 405 under the Securities Act of 1933, as amended, the Company may rely on paragraphs (l) and (m) of Item 402 of Regulation S-K to provide scaled compensation disclosure for the last completed fiscal year for the Company’s principal executive officer and the Company’s two other most highly compensated executive officers serving at the end of the last completed fiscal year. For the fiscal year ended December 31, 2024, the Company’s last completed fiscal year, Mr. Wang was not one of the two most highly compensated executive officers, other than the Company’s principal executive officer. As a result, the Company did not include disclosure regarding Mr. Wang’s compensation.

Certain Relationships and Related Party Transactions, page 144

26. Please refer to Tender Offer on page 144. For the executive officers’ sales, please disclose the approximate discount of the acquisition price, if any, to the sales price.

Response: The Company respectfully advises the Staff that there was no difference between the price at which shares were sold by the executive officers and the price at which such shares were acquired by the new investor in the 2025 Tender Offer.

27. Please revise to provide the material terms and amounts (e.g., preferred stock and investment amounts) involved in the voting, management rights and other agreements listed under “Investors’ Rights, Management Rights, Voting and Co-Sale Agreements.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 149 and 150 of the Amended Registration Statement to provide additional detail regarding the rights contained in the Investors’ Rights Agreement, Voting Agreement, and Right of First Refusal and Co-Sale Agreement.

The Company respectfully advises the Staff that the Investors’ Rights Agreement, Voting Agreement, and Right of First Refusal and Co-Sale Agreement were each entered into in connection with financing transactions that occurred prior to the time period covered by Item 404(a) of Regulation S-K for the Amended Draft Registration Statement. As such, disclosure of the material terms and amounts of those financing transactions, such as the preferred stock issued and investment amounts, is not required under Item 404(a). The Company respectfully submits that the revised disclosure provides sufficient detail for investors to understand the nature and ongoing relevance of these agreements as contemplated under Item 404(a) of Regulation S-K.

Accounts Receivable, Net, page F-16

28. Please revise your filing to include a tabular disclosure of your accounts receivable activities similar to your disclosure of commissions receivables, net on page F-17.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

July 29, 2025

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-16 of the Amended Registration Statement to provide additional detail regarding its accounts receivable activity. This additional detail, when coupled with the changes to accounts receivable presented in the statements of cash flow, discloses the changes in the accounts receivable balance for each period. The allowance for doubtful accounts is not material as noted in the footnote and the Company has elected to not record a tabular disclosure as a result.

Note 8. Other Current Liabilities, page F-21

29. Please revise your filing to explain what your persistency reserve liability represents and the reason(s) for the increase in this liability as of December 31, 2024.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-21 of the Amended Draft Registration Statement.

* * *

Please contact me at (650) 843-5307, Jean Park at (212) 479-6131 or Milson C. Yu at (650) 843-5296 with any questions or further comments regarding our responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely

/s/ Jon C. Avina

Jon C. Avina

cc:	Peter Colis, Ethos Technologies Inc.

Lingke Wang, Ethos Technologies Inc.

Porter Nolan, Ethos Technologies Inc.

Jean Park, Cooley LLP

Milson C. Yu, Cooley LLP

John C. Ericson, Simpson Thacher & Bartlett LLP

Heidi E. Mayon, Simpson Thacher & Bartlett LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com